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Cameco Announces Preliminary 2016 Earnings Expectations

and Operational Changes Planned for 2017

Saskatoon, Saskatchewan, Canada, January 17, 2017     .     .     .     ..     .     .     .     .     .     .     .     .     ..     .     .     .     .     .

Cameco (TSX: CCO; NYSE: CCJ) is today announcing earnings expectations for its year ended December 31, 2016 and operational changes planned for 2017.

While it is not our usual practice to disclose earnings expectations, we are announcing our earnings expectations for 2016 in advance of our participation in upcoming investor conferences due to the significant discrepancy between analyst earnings estimates and our current expectations.

“Our current earnings expectations are not reflective of the strength of our core uranium business, which saw us achieve our outlook for delivery volumes at a realized price 83% higher than the current spot price,” said president and CEO, Tim Gitzel. “The current earnings expectations do however reflect the consequences of a continued weak uranium market and our resolve to make the necessary decisions to defend and preserve our core uranium business for the long-term benefit of our stakeholders.”

As expected, Cameco delivered 31.5 million pounds of uranium at an average realized price of $54.46 per pound in 2016. Also, we do not currently expect that any changes to the financial outlook for 2016 presented in the table on page 13 of our third quarter Management’s Discussion and Analysis (our 2016 Financial Outlook Information) will have a material impact on our actual 2016 earnings. However, subject to completion of our quarterly financial close process, annual audit and approval of the 2016 consolidated financial statements by Cameco’s board of directors, we expect to report an IFRS net loss for 2016 due in part to asset impairments resulting from fair market value assessments at year end. We expect our adjusted net earnings for 2016 will be significantly lower than analysts’ earnings estimates. In presenting our adjusted net earnings, we expect to make total adjustments to net earnings between approximately $180 million and $220 million after-tax ($0.45 to $0.56 per share).

Cameco’s full annual results will be released after markets close on February 9, 2017.

As previously reported, Cameco implemented a number of strategic initiatives in 2016 intended to strengthen our core business and enhance financial performance over time. These initiatives include the suspension of production at the Rabbit Lake operation and curtailment of our U.S. mining operations; signing of a collaboration agreement with the aboriginal communities located near our Saskatchewan operations; restructuring of our NUKEM segment and corporate office departments and consolidation of office space. Our legal costs related to our tax dispute with the Canada Revenue Agency (CRA) also increased as we prepared our case to be heard in the Tax Court of Canada, which started in October. The total estimated cost for all these items is approximately $120 million in 2016. These costs were partially offset by the $59 million of additional income generated by the termination of two long-term supply contracts in the third quarter of 2016. We also recorded an impairment charge for the Rabbit Lake mine and mill in conjunction with the suspension of production.

2017 Operational Changes

Cameco is planning a number of actions in 2017 intended to further reduce costs and improve efficiency at its uranium mining operations. The workforce at the McArthur River, Key Lake and Cigar Lake operations is expected to be reduced by approximately 10% or 120 employees in total. The reduction is planned to be conducted in stages and expected to be completed by the end of May 2017. Affected employees will be offered exit packages that include transition assistance.

Cameco also plans to implement changes to the air commuter service by which employees and contract workers get to and from the mine and mill sites in northern Saskatchewan, as well as work schedule changes to achieve additional cost savings. These changes will begin in April 2017 and are expected to be completed during 2018.

The workforce reduction and changes to air commuter service and work schedules planned at the Saskatchewan operations are not expected to impact production in 2017. However, due to cost cutting measures planned at Inkai, Cameco expects Inkai to produce almost 10% less in 2017 with Cameco’s share being 3.1 million pounds. In 2016, Cameco’s share of Inkai production was 3.3 million pounds.

Information regarding Cameco’s uranium production plans for 2017 will be provided together with Cameco’s full annual results for 2016 after markets close on February 9, 2017.

“We regret the impact of these decisions on affected employees and other stakeholders,” said president and CEO, Tim Gitzel. “These are necessary actions to take in a uranium market that has remained weak and oversupplied for more than five years. While it is positive that we are starting to see other producers announce their intent to reduce supply, we have not yet seen an actual reduction in supply. Ultimately, it will be the return of both term demand and term contracting in a significant way that will signal that market fundamentals have turned more positive. While we expect that this demand and term contracting will come to the market at some point, it has not yet happened. These operational changes are part of our strategy to help us effectively manage the company through these low times and remain competitive, while positioning the company to benefit as the market improves.”

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution about forward-looking information

This news release includes statements considered to be forward-looking information or forward-looking statements under Canadian and U.S. securities laws (which we refer to as forward-looking information), including our current expectations regarding our 2016 earnings and adjustments thereto, our expectation that any changes to our 2016 Financial Outlook Information will not have a material impact on our actual 2016 earnings, our costs related to our strategic initiatives and our dispute with CRA for 2016, the expected cost savings to be achieved by our planned operational changes, our expected production levels, our expectations regarding future market demand for uranium and term contracting, and the ability of other strategic initiatives to strengthen our business and enhance financial performance.

This forward-looking information is based on a number of assumptions, including that: the information already available to us regarding our financial results for 2016, including asset impairment testing, is sufficiently complete and accurate to allow us to make a reasonable assessment of actual earnings results (and adjustments thereto), the extent of any changes to our 2016 Financial Outlook Information and costs related to our strategic initiatives and our dispute with CRA for 2016; that our planned workforce reductions and commuter service changes will achieve the expected cost savings and not impact 2017 uranium production at our Saskatchewan operations; that our other planned operational changes and strategic initiatives will successfully achieve their intended result; that market demand for uranium and term contracting will increase in the future; and that Inkai’s 2017 mining and production plans succeed. This information is subject to a number of risks, including that: the completion of our quarterly financial close process may give rise to earnings results, adjustments to earnings, costs or asset impairments that are different from our current expectations; unforeseen factors may affect the significance of changes to the 2016 Financial Outlook Information and that we may not be successful in realizing the expected cost reductions and efficiency improvements from our planned workforce reduction, commuter service changes and other strategic initiatives; that our planned workforce reductions and commuter service changes impact 2017 uranium production at our Saskatchewan operations; market demand for uranium and term contracting levels remain stable or decrease; and Inkai’s 2017 mining or production plans are delayed or do not succeed for any reason.

Please also refer to our annual information form, first quarter, second quarter and third quarter MD&A, and annual MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations, and other assumptions that we make in presenting forward-looking information.

The forward-looking information in this news release represents our current views, and can change significantly. It is subject to material risks and based upon assumptions. Actual results may be significantly different from what we currently expect. Forward-looking information is designed to help you understand management’s current views, and may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Qualified Person

The above scientific and technical information related to Inkai was approved by Alain Mainville, director, mineral resources management for Cameco, who is a qualified person for the purpose of National Instrument 43-101.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593